RSE COLLECTION, LLC

250 Lafayette Street, 3rd Floor

New York, NY 10012

July 30, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn. Anne Nguyen Parker, Esq., Assistant Director

Re:RSE Collection, LLC
Post-Qualification Amendment No. 15
Filed July 9, 2019
File No. 024-10717

Ladies and Gentlemen:

Please withdraw our Request for Qualification dated July 25, 2019.  We expect to be filing an updated request in the near future.

Very truly yours,

/s/ Christopher Bruno

President of RSE Markets, Inc.,

the Managing Member of RSE Collection, LLC

cc:

J. Nolan McWilliams, Esq.

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Dean Colucci, Esq.